Exhibit 99.77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

On October 10, 2014, a special meeting of the shareholders of the Strategic Latin America Fund was held for the purpose of considering the approval of a non-taxable reorganization of the Fund into a newly created series of another investment company, the World Funds Trust. The reorganization was approved by the shareholders of the Fund and the closing of the reorganization took place on October 31, 2014 based on the following results:

Total Outstanding Shares:	3,461,617

Total Shares Voted:	3,041,176

Voted For:	3,040,783
Voted Against:	393
Abstained:	0